

May 16, 2012

Via E-mail
Mr. Kenneth A. Steele
Chief Financial Officer, Treasurer and Secretary
Hatteras Financial Corp.
110 Oakwood Drive, Suite 340
Winston Salem, NC 27103

   Re: Hatteras Financial Corp.
     Form 10-K for the Year Ended December 31, 2011
     Filed February 23, 2012
     File No. 1-34030

Dear Mr. Steele:

   We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 3

The Management Agreement, page 6

1. In future Exchange Act periodic reports, please disclose the total amount of compensation paid to your manager. Please also disclose the amount of reimbursement payments made to the advisor, and specify the portion that is specifically attributed to the compensation paid to your officers.

Item 7. Management's Discussion and Analysis…, page 31

2. In future Exchange Act periodic reports, please disclose your constant prepayment rate.

Exposure to European financial Counterparties, page 36

3.   Please tell us what consideration you gave to disclosing your gross exposure, separately by country, to the eight financial institution counterparties that are either domiciled in Europe or a U.S.-based subsidiary of a European domiciled financial institution.

Investments, page 38

4.   In future Exchange Act periodic reports, please disclose the average yield on assets acquired during the reporting period.

Liquidity and Capital Resources, page 44

5.   We note that you have master repurchase agreements with 29 financial institutions. Supplementally, please provide to us a list of repurchase agreement lenders that hold collateral in excess of 5% of your shareholders' equity or advise.

Liquidity Sources – Repurchase Facilities, page 44

6.   In future Exchange Act periodic reports, please disclose the percentage asset decline that could cause a margin call.

Notes to Financial Statements, page F-7

Note 6 – Repurchase Agreements, page F-17

7.   Please disclose the carrying amount and market value of the assets sold under your repurchase agreements, including accrued interest plus any cash or other assets on deposit under the repurchase agreement. Please also disclose the amount at risk under repurchase agreements with any individual counterparty (or group of related counterparties) that exceeds 10% of stockholders' equity, the name of such counterparty, and the weighted average maturity of the repurchase agreements with each. Refer to Rule 4-08(m)(1) of Regulation S-X.

8.   Please advise us if any of your repurchase arrangements are repurchase financings under ASC 860-10-40-42. If so, please tell us your accounting policy for these transactions, whether they are accounted for as separate or linked and consider expanding your disclosure in future filings accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Sonia Barros, Special Counsel, at (202) 551-3655 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief

cc: Mr. Michael R. Hough